                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:


[X]  Preliminary Proxy Statement (revised)


[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[ ]  Soliciting Material Pursuant to sec.240.14a-11(c) or sec.240.14a-12

                           NOCOPI TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

               NOCOPI COMMITTEE TO MAXIMIZE OUR RETURN ON EQUITY
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

     (1) Title of each class of securities to which transaction applies: Common Stock, $.002 par value

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:
                    shares

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

        ------------------------------------------------------------------------

                          NOCOPI COMMITTEE TO MAXIMIZE
                              OUR RETURN ON EQUITY

TO THE STOCKHOLDERS OF NOCOPI TECHNOLOGIES, INC.


                               November 15, 1999


Dear Stockholder:


     The Nocopi Committee to Maximize Our Return on Equity ("NoMore") has been formed by four stockholders of Nocopi Technologies, Inc. who believe that Nocopi's current board of directors must be replaced. NoMore intends to nominate five independent candidates for election as directors of Nocopi at the upcoming annual meeting of Nocopi's stockholders. NoMore believes that the business experience of its nominees makes them well qualified to serve as directors of Nocopi. NoMore is soliciting your support for its nominees and is asking for your proxy in order that your shares can be voted in favor of the NoMore nominees. NoMore's proxy statement and its BLUE proxy card are enclosed. WE URGE YOU TO READ THE ENCLOSED PROXY STATEMENT CAREFULLY AND TO RETURN THE BLUE PROXY CARD IN THE POSTAGE-PAID RETURN ENVELOPE WE HAVE ALSO ENCLOSED.



     NoMore asks you to hold the Company's board of directors responsible for the following:


     - Since the current board took office, the historic bull market of the late 1990s has continued, BUT NOCOPI'S STOCK HAS FLOUNDERED

     - Nocopi has continued to operate at a loss during every day of the current board's tenure in office

     - Nocopi's major customer recently has terminated its relationship with the Company. The board has not identified any plan to replace the lost revenues and has expressed concern that Nocopi may not be able to continue in business.


The board simply has taken no effective steps to turn the Company around or to realize the potential NoMore believes is inherent in the Company's technologies. Help us vote these board members out of office!


     You will also be receiving a proxy statement from management and its proxy card. PLEASE DO NOT RETURN THE MANAGEMENT PROXY CARD UNDER ANY CIRCUMSTANCES. If you return both management's proxy card and the BLUE proxy card, there is a danger that your shares will not be voted in the manner you desire.

     If your shares are held by a broker, a bank or another nominee, only that nominee can vote your shares. Please contact your broker or other nominee and instruct it to return the BLUE proxy card.

     Time is short. The annual meeting is scheduled for November 30, 1999. PLEASE RETURN THE BLUE PROXY CARD TODAY.

     Thank you for helping us to make a difference to our Company's future.

                                          THE NOCOPI COMMITTEE TO
                                          MAXIMIZE OUR RETURN ON EQUITY

                                          Daniel Benasutti
                                          Ross Campbell
                                          Joseph Falcone
                                          Michael Feinstein

                          PRELIMINARY PROXY STATEMENT


                                       OF

                        THE NOCOPI COMMITTEE TO MAXIMIZE
                              OUR RETURN ON EQUITY
                   IN OPPOSITION TO MANAGEMENT'S SOLICITATION
                         FOR ELECTION OF THE DIRECTORS
                          OF NOCOPI TECHNOLOGIES, INC.

                       ANNUAL MEETING OF STOCKHOLDERS OF
                           NOCOPI TECHNOLOGIES, INC.
                        TO BE HELD ON NOVEMBER 30, 1999

     This Proxy Statement and the accompanying BLUE Proxy Card are being furnished by the Nocopi Committee to Maximize Our Return on Equity ("NoMore") to the stockholders of Nocopi Technologies, Inc., a Maryland corporation (the "Company"), with its principal executive offices located at 537 Apple Street, West Conshocken, Pennsylvania 19428, to be used at the 1999 annual meeting of the stockholders of the Company which NoMore understands will be held on November 30, 1999 (the "Annual Meeting").

     The members of NoMore are stockholders of the Company. Their holdings of 2,809,650 shares of the Company's $.01 par value common stock (the "Common Stock") have been amassed through purchases made in the public market.

     The members of NoMore have become increasingly concerned about:

     - the continuing losses from operations sustained by the Company in recent years;

     - the Company's languishing stock price;


     - the perceived lack of proper focus by the Company's management demonstrated by its failure to take any action to prevent the Company from losing its largest customer; and


     - the seeming lack of concern for the well-being of the Company and its owners which management has demonstrated through its unwillingness to consult with and listen to the Company's owners and by its delay in scheduling the 1999 annual meeting of the Company's stockholders (the "Annual Meeting").


In order to address and correct those concerns, the members of NoMore organized NoMore to propose to the Company's owners an alternative slate of five knowledgeable and dedicated candidates (the "NoMore Nominees") for election at the Company's upcoming annual shareholders meeting.



     NoMore understands that the Company (i) plans to hold the Annual Meeting on November 30, 1999, at 10:00 a.m. local time at the Holiday Inn of Fort Washington, 432 Pennsylvania Avenue, Fort Washington, PA 19034, and (ii) has selected October 25, 1999 as the record date (the "Record Date") for determining the stockholders of the Company entitled to notice of and to vote at the Annual Meeting.


     THIS SOLICITATION IS BEING MADE BY NOMORE IN OPPOSITION TO THE INCUMBENT BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY.


     This Proxy Statement and the accompanying BLUE Proxy Card are first being
sent or given on or about November   , 1999 to the holders of record of the
Company's Common Stock at the close of business on the Record Date. According to the Company's Preliminary Proxy Statement (the "Company Proxy Statement") filed by the Company with the Securities and Exchange Commission on November 3, 1999, as of the close of business on October 25, 1999, there were 33,797,332 shares of the Company's Common Stock outstanding and entitled to vote at the Annual Meeting. Each share of the Company's Common Stock is entitled to one vote on all matters to come before the Annual Meeting. The Company has no other class of voting securities outstanding.

     On the Record Date, members of NoMore were the beneficial owners of 2,809,650 shares of the Company's Common Stock representing 8.3% of all outstanding Common Stock. Members of NoMore intend to vote such shares FOR the election of the NoMore Nominees.


                                   IMPORTANT

     Carefully review this Proxy Statement and the enclosed BLUE Proxy Card. No matter how many or how few shares of the Company's Common Stock you own, please vote FOR the election of the NoMore Nominees to the Board of Directors by so indicating and by signing, dating and mailing the BLUE Proxy Card promptly to NoMore.

     ONLY STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ENTITLED TO EXECUTE PROXIES.

     NOMORE REQUESTS THAT YOU DO NOT VOTE ON OR RETURN TO THE COMPANY ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY OR ANY OTHER STOCKHOLDER OF THE COMPANY, EVEN TO VOTE AGAINST THE INCUMBENT BOARD'S SLATE OR ANY OTHER SLATE OF NOMINEES. RETURNING ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY COULD REVOKE THE BLUE PROXY CARD THAT YOU SIGN, DATE AND SEND TO NOMORE.

     If you own shares of the Company's Common Stock, but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only such entity can execute a BLUE Proxy Card and vote your shares of the Company's Common Stock. The brokerage firm, bank, or other institution holding the shares of the Company's Common Stock for you is required to forward proxy materials to you and to solicit your instructions with respect to the granting of proxies; it cannot vote your shares of the Company's Common Stock unless it receives your instructions.

     PLEASE INSTRUCT THE BROKERAGE FIRM, BANK, OR OTHER INSTITUTION HOLDING THE SHARES OF THE COMPANY'S COMMON STOCK FOR YOU TO VOTE SUCH SHARES FOR THE ELECTION OF NOMORE NOMINEES TO THE BOARD OF DIRECTORS BY SIGNING, DATING AND MAILING TO NOMORE ON YOUR BEHALF THE BLUE PROXY CARD PROMPTLY.

     Any stockholder giving a proxy may revoke it at any time before it is voted by attending the Annual Meeting and voting his or her shares of the Company's Common Stock in person, by giving written notice to the Secretary of the Company at 537 Apple Street, 19428 stating that the proxy has been revoked, or by delivery of a proxy bearing a later date.


     If you have any questions about giving your proxy or require assistance in voting your shares of Common Stock, please call NoMore at (215) 868-0971.



                                 PROPOSAL NO. 1



                             ELECTION OF DIRECTORS



     NoMore is a committee consisting of four members, each of whom is a stockholder of the Company: Daniel Benasutti, Ross Campbell, Joseph Falcone and Michael Feistein. NoMore is asking you to replace the Company's existing board of directors. Who, you may ask, are the directors that NoMore wishes to replace? They include Arshavir Gundjian, an officer of the Company for more than ten years and a director since 1991; Jack Halperin, the Chairman of the Company's board of directors since March 1998; and Susan Cox, a director since 1997. Since Mr. Halperin joined Ms. Cox on the Company's board of directors, they have been part of a group exercising effective control of the Company.

     The directors whom NoMore wishes to replace include three other persons, carefully selected and appointed by Messrs. Gundjian and Halperin and Ms. Cox to serve on the Company's board barely one month before the scheduled date for the upcoming Annual Meeting.



     The members of NoMore are long term investors in the Company, each having been a stockholder for more than two years. Although they have determined to seek to replace the existing directors of the Company, they believe in the Company's technologies and have not wavered in their belief that, with proper management, the Company may become quite profitable. Holding this belief, they have continued to make additional investments in the Company even as they have become increasingly dissatisfied with the performance of the Company's current management.



     NoMore's members have determined to seek the nomination of their designees for election to the Board of Directors at the Annual Meeting. Accordingly, at the Annual Meeting, NoMore's members intend to nominate the five NoMore Nominees, and if afforded the opportunity, a NoMore representative will also address the stockholders attending the Annual Meeting, and provide answers to any questions that they may wish to ask. NoMore is conducting this solicitation to seek your support in the election of the Company's directors and in certain other matters identified below. NoMore, its members and the NoMore Nominees are the only participants in this solicitation.



     The Company has six directors, three of whom were appointed by the other directors on October 27, 1999. The terms of the incumbent directors will expire at the Annual Meeting. According to the Company Proxy Statement, the Company's management is soliciting proxies in favor of the election of all of the incumbent directors as directors to serve until the 2000 annual meeting of the stockholders of the Company and until their successors are duly elected and qualified. NoMore is soliciting your proxy for the election of the five NoMore Nominees, Michael Feinstein, Richard Levitt, Waldemar Maya, Steven Pinsk and Joel Pinsky to serve as directors until the 2000 annual meeting of the stockholders of the Company and until their successors are duly elected and qualified. If the NoMore nominees are elected to the Board, they will constitute a majority of the Board of Directors of the Company. NoMore is not soliciting proxies to fill the remaining position on the Company's Board of Directors.


                  WHY YOU SHOULD VOTE FOR THE NOMORE NOMINEES

     The current Board of Directors and management of the Company have repeatedly failed to recognize and adequately address fundamental business considerations which have led to a series of problems, including:

1.  NO IMPROVEMENT IN THE VALUE OF THE COMPANY'S SHARES


     During the last three years, as the value of most stocks, particularly technology stocks, has risen with the great bull market, the value of the Company's stock has been in virtual continual decline. During the first quarter of 1997, the bid price of the Common Stock ranged from $1.19 to $.59 per share. During the first quarter of 1998, during which Jack H. Halperin first became the Chairman of the Company's Board of Directors, the bid price of the Common Stock ranged from $.25 to $.16 per share. During the first quarter of 1999, the bid price of the Common Stock ranged as high as $.16. During the week ending November 5, 1999, the average of the closing bid prices for the Common Stock was
$          . According to the performance graph included in management's proxy statement, $100 invested in the NASDAQ index on December 31, 1993 had a value at December 31, 1998 of approximately $282.26; the same $100 invested in the Company's Common Stock at the same time had a value on that date of approximately $3.24. The current Board of Directors must accept responsibility for this sorry performance, and its members should pay for this sorry performance by being voted out of office at the Annual Meeting.


2.  THE COMPANY'S CONTINUING LOSSES

     While in office, not a single member of the Company's current Board of Directors has ever witnessed a fiscal quarter, much less a fiscal year, in which the Company has operated profitably. Revenues declined during the first half of fiscal 1999 compared to the same period in the prior year, while the Company's operating expenses actually increased. While management's nominees surely are not responsible for the many years of losses pre-dating their service as directors of the Company, they just as surely are responsible for their failure to turn the Company around during their tenure in office. The Company's stockholders should force them to bear this responsibility by voting them out of office at the Annual Meeting.


3.  LOSS OF MAJOR CUSTOMER


     In September 1999, the Company announced the loss of a major, long-term customer accounting for 24% of the Company's 1998 revenues. The loss of this customer has cast the Company's future into immediate and substantial doubt. Only current management can bear responsibility for this sad state of affairs; current management should be replaced at the next Annual Meeting.


4.  POSSIBLE CONFLICTS OF INTEREST


     The Company's Chairman, Jack H. Halperin is a practising attorney. For many years, he has represented the interests of American Equities Overseas, Inc., whom the members of NoMore believe to be, together with its affiliates, among Mr. Halperin's most significant clients. Susan Cox, another of management's nominees for election as a director, has been employed full time by a wholly owned subsidiary of that firm since 1994. Directors Halperin and Cox constituted a majority of the Company's board of directors which appointed Messrs. Abrahart, McGovern and Tillary, and NoMore suspects that these directors will be heavily influenced by directors Halperin and Cox. Neither Mr. Halperin nor Ms. Cox has made any significant investment in the Company or its securities and their economic interest in the Company's success may be far smaller than their interests in pleasing their masters at American Equities. Nocopi has a continuing modest commercial relationship with American Equities that may be affected by this state of affairs. If other, more significant circumstances arise where the interests of the Company and those of American Equities are adverse -- perhaps when the Company must decide whether to exercise its warrants to acquire control of Euro-Nocopi, S.A. -- whose interests will be best served by the actions of these directors?


                                NOMORE'S PROGRAM

     Each of the NoMore Nominees is committed to making certain that the Company operates in the most efficient manner possible and that all employees constantly strive to restore the value of every stockholder's investment.

     NoMore believes that the NoMore Nominees can bring objectivity and independence to the direction of the Company and that they can put the Company back on the track to prosperity and growth.

     If the NoMore Nominees are elected by the stockholders, they will pursue the following programs:

     - commencement of an immediate review of the Company's staffing needs with emphasis on a review of the performance of the Company's current executives and on improving the Company's sales and marketing efforts;

     - commencement of an immediate review of the Company's current products to identify those with the greatest immediate commercial potential, and directing the Company's sales and marketing efforts toward realizing that potential;

     - evaluation of Euro-Nocopi, S.A. and the Company's contractual relationships with that Company, with a view toward establishing an effective strategy for maximizing the value of those relationships;

     - reexamination and reevaluation of the strategic transactions that may be available to the Company in the short term in order to improve shareholder value; and

     - consultation with significant stockholders of the Company to determine how stockholders -- the owners of the Company entrusted to them -- want the Company to be run.

     These programs will be a part of a comprehensive review of all facets of the Company's organization, products, markets, operations, policies and strategies which the NoMore Nominees will undertake with a view to developing a program to serve the economic interest of all stockholders and overcoming the stagnation of the past several years. It will be on the basis of that review that the NoMore Nominees will determine future actions, which could include reorganization, restructuring, adding capital in the form of additional equity, joint ventures, mergers, acquisitions or dispositions.

                              THE NOMORE NOMINEES

     Certain biographical data on each of the NoMore Nominees is set forth below:

     MICHAEL A. FEINSTEIN, M.D., 52, has been a practicing physician in Philadelphia for more than 20 years, serving for more than ten years as the President of a group medical practice including three physicians. He is a Fellow of the American College of Obstetrics and Gynecology and of the American Board of Obstetrics and Gynecology. He received his B.A. from LaSalle College and his M.D. from Jefferson Medical College. He has been an active private investor for more than thirty years, during which he has consulted with the management of the companies in which he invested on a number of occasions.

     RICHARD LEVITT, 42, has been engaged in the network services segment of the computer industry since 1988. In 1995, he participated in the founding of XiTech Corporation, a Pittsburgh, Pennsylvania-based provider of computing and computer networking hardware and network design and implementation services which in five years has grown to over 100 employees amd over $40 million in annual sales. Since founding Xi-Tech, he has served as one of its corporate principals as a Network Consultant and as the Manager of its Network Sales force. In these capacities, Mr. Levitt played a crucial role in the strategic and financial planning for XiTech, as well as the development of new accounts. Before joining XiTech, Mr. Levitt served as a network sales executive for Digital Equipment Corporation from 1988 to 1994 and as a network consultant for TriLogic Corporation during 1994 and 1995. Mr. Levitt holds a B.S. in Marketing from Kent State University.


     WALDEMAR MAYA, JR., 49, has served since June 1999 as Director of Finance, Airplane Services for the Boeing Company. Before joining Boeing, Mr. Maya has served from 1994 to 1998 as the Executive Vice President, Treasurer and Secretary of N.J. Malin & Associates, a Texas-based wholesaler of material handling equipment.


     STEVEN PINSK, 35, has engaged in business as an independent financial analyst since 1998. Prior thereto, from 1997 to 1998, Mr. Pinsk served the investment banking firm of Credit Suisse First Boston as a vice president of equity research concentrating in the lodging industry. From 1993 to 1997, Mr. Pinsk was employed by another investment banking firm, Schroder & Co. as an equity research analyst. Mr. Pinsk received his B.A. from Emory University and his M. B.A in Finance and Accounting from Columbia University.

     JOEL PINSKY, 63, has practiced business law with the firm of Gross, Pinsky, Montreal, Canada, where he is a senior partner, for more than 30 years. Mr. Pinsky served as a director of the Company for more than five years until his resignation in 1998 and as its corporate secretary and general counsel until his resignation in February 1999. Mr. Pinsky has also served as a director of numerous other companies engaged in a variety of industries, all of which were privately held.


     Each of the NoMore nominees has consented to serve if elected a director of the Company.


     NoMore believes this team of experienced and dedicated business men will provide the objectivity, independence and solid, prudent direction which has been sorely lacking under the present directors.

                  SECURITY OWNERSHIP OF THE MEMBERS OF NOMORE
                            AND THE NOMORE NOMINEES

     The following table sets forth as of the Record Date the name and address of, and certain information regarding the shares of Common Stock held by, each member of NoMore, each of the NoMore Nominees, and by all of the NoMore Nominees as a group.


                                                               NUMBER OF SHARES
                                                               OF COMMON STOCK       PERCENT OF CLASS
NAME AND ADDRESS                                              BENEFICIALLY OWNED    BENEFICIALLY OWNED
----------------                                              ------------------    ------------------
Members of NoMore (other than nominees):
Daniel Benasutti............................................        610,000(1)             1.8%
2002 Kerwood Drive Broomall,
Pennsylvania 19008
Ross Campbell...............................................        959,150(2)             2.8%
675 Lewis Lane
Ambler, Pennsylvania 19002
Joseph Falcone..............................................        240,000(3)             0.7%
402 Wyntrelea Drive
Bryn Mawr, Pennsylvania 19010
Member of NoMore and Nominee:
Michael A. Feinstein........................................      1,000,500                3.0%
Michael A. Feinstein, MD, P.C
801 Spruce St. 3rd Floor
Philadelphia, Pennsylvania 19107
Other NoMore Nominees:
Richard Levitt..............................................         85,800(4)             0.3%
4512 Beaver Run Circle
Imperial, Pennsylvania 15125
Steven Pinsk................................................            -0-                 --
322 West 57th Street #33T
New York, New York 10019
Joel A. Pinsky..............................................         30,000(5)             0.1%
Gross Pinsky
2 Place Alexis Nihon
3500 de Maisoneuve Blvd.
West Montreal, Canada H3Z 3C1
All NoMore Nominees as a group (four persons)...............      1,116,300                3.3%


---------------
(1) Includes 265,000 shares which Mr. Benasutti holders as joint tenants with his wife. Does not include 22,000 shares owned by Mr. Benasutti's wife, as to which he disclaims beneficial ownership.


(2) Includes 101,100 shares owned by Mr. Campbell's wife.


(3) Mr. Falcone owns these shares as joint tenants with his wife.

(4) Includes 400 shares owned by Mr. Levitt's wife.

(5) Mr. Pinsky owns these shares indirectly through his ownership of Pinglick, Inc., a holding company.

     Appendix 1 to this Proxy Statement contains a table that sets forth information with respect to all purchases and sales of shares of the Company's Common Stock by members of NoMore and the NoMore Nominees during the past two years.

     IF YOU BELIEVE THAT YOU SHOULD HAVE THE OPPORTUNITY TO DECIDE THE FUTURE OF YOUR COMPANY AND THAT YOU SHOULD HAVE THE CHANCE TO INSTALL A TEAM OF DIRECTORS DEDICATED TO THE BEST INTERESTS OF THE COMPANY'S OWNERS, NOMORE URGES YOU TO VOTE YOUR BLUE PROXY CARD FOR EACH OF THE NOMORE NOMINEES.

                             PROPOSALS NOS. 2 AND 3



                             SHAREHOLDER PROPOSALS



     Management's proxy statement includes two shareholder proposals. The first is a proposal that any re-pricing of certain rights of shareholders of Euro-Nocopi S.A. to convert their shares of that company into shares of the Company's Common Stock be approved by the holders of two-thirds of the outstanding Common Stock of the Company. The second proposal is an amendment to the Company's Articles of Incorporation which would require that certain transactions involving the Company and one of its insiders be supported by a fairness opinion and be approved by a majority of disinterested directors, or, in certain cases, by the Company's stockholders. Both proposals are further described in management's proxy statement.



     NoMore is not soliciting proxies with respect to either proposal and takes no position with respect to either proposal. NoMore's members intend to abstain from voting with respect to both proposals.



                                 PROPOSAL NO. 4



                           RATIFICATION OF SELECTION


                                  OF AUDITORS



     The fourth proposal contained in management's proxy statement is a proposal to ratify the selection of BDO Seidman, LLP as the Company's auditors. NoMore supports this proposal and recommends that you vote in favor of the selection of such firm as the Company's auditors.


                         OTHER MATTERS TO BE CONSIDERED
                             AT THE ANNUAL MEETING

     Except as set forth above, NoMore is not aware of any proposals to be brought before the Annual Meeting. Should other proposals be brought before the Annual Meeting, the attorneys-in-fact named on the BLUE Proxy Card will abstain from voting on such proposals unless such proposals adversely affect the nomination or election of the NoMore Nominees, as determined by NoMore in its sole discretion, in which event such persons will vote on such proposals in their discretion.

     The BLUE Proxy Card will be voted in accordance with your instructions on such card. IF YOU SIGN THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMORE NOMINEES.

                          VOTING AND PROXY PROCEDURES

     The presence in person or by proxy of a majority of the outstanding shares of the Company's Common Stock will constitute a quorum at the Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter properly presented at that meeting and a majority vote of the shares of Common Stock present in person or by proxy at that meeting will be required to approve each matter.

     Directors of the Company are elected by a plurality of the votes cast by the stockholders entitled to vote at a meeting at which a quorum is present. This means that, assuming that a quorum is present, the nominees with the largest number of votes are elected as directors. Consequently, in order for all of the NoMore Nominees to be elected, each must receive more votes than all but one of the competing (management) nominees. All other matters submitted at the Annual Meeting will be determined by a majority of the votes cast.

     Shares of Common Stock represented by proxies that withhold authority with respect to the election of one or more nominees for election as director and proxies which are marked "abstain" on other proposals, will not be counted in determining whether a plurality or majority vote was obtained on such matters. If no directions are given and the signed BLUE Proxy Card is returned, the attorneys-in-fact appointed in the proxy will vote the shares of Common Stock represented by that BLUE Proxy Card FOR the election of NoMore Nominees and FOR the selection of BDO Seidman, LLP as the Company's auditors, and will abstain from voting such shares on the shareholder proposals (Proposals 2 and 3). Shares of Common Stock represented by proxies that contain express voting instructions will be voted in accordance with such instructions. In instances where brokers are prohibited from exercising customary discretionary authority for beneficial owners who have not returned proxies to the brokers, those shares of Common Stock will not be counted in the vote total.


     Stockholders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. IF YOU WERE A STOCKHOLDER OF RECORD ON THE RECORD DATE, YOU WILL RETAIN THE VOTING RIGHTS IN CONNECTION WITH THE ANNUAL MEETING EVEN IF YOU SELL OR SOLD YOUR SHARES OF THE COMPANY'S COMMON STOCK AFTER THE RECORD DATE. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date or grant a proxy to vote such shares whether or not you will own such shares.


     At the Annual Meeting, six directors are to be elected to hold office until the 2000 annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified. NoMore is soliciting your proxy in support of the election of the five NoMore Nominees. If you wish to vote by proxy for the NoMore Nominees and not for any management nominees, you must submit the BLUE Proxy Card furnished to you by NoMore and must NOT submit the Board of Directors' White Proxy Card. A stockholder may submit a BLUE proxy card to vote for the NoMore Nominees and a White Proxy Card to vote for one of management's nominees, but to do so you must withhold authority to vote for five of management's nominees by writing their names in the appropriate space on the White Proxy Card; if a stockholder submits both a BLUE Proxy Card and a conflicting White Proxy Card, only the latest dated proxy will be counted.


     NOMORE REQUESTS THAT YOU DO NOT VOTE ON OR RETURN TO THE COMPANY ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY, EVEN TO VOTE AGAINST THE INCUMBENT BOARD'S SLATE OF NOMINEES. RETURNING ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY COULD REVOKE THE BLUE PROXY CARD THAT YOU SIGN, DATE AND SEND TO NOMORE.

     Any stockholder giving a proxy may revoke it at any time before it is voted by attending the Annual Meeting and voting his or her shares of the Company's Common Stock in person, by giving written notice to the Secretary of the Company at 537 Apple Street, West Conshohocken, Pennsylvania 19428 stating that the proxy has been revoked, or by delivery of a proxy bearing a later date.


     An executed proxy card may be revoked at any time before its expiration by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed proxy becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy card which is properly completed will constitute a revocation of an earlier consent. Although a revocation is effective if delivered to the Company, NoMore requests that either the original or photostatic copies of all revocations of proxies be mailed or delivered to NoMore at One Logan Square -- 27th Floor, Philadelphia, PA 19103, so that it will be aware of all revocations and can more accurately determine which proxies that have been received are valid.


     STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ELIGIBLE TO VOTE ON THE MATTERS DISCUSSED ABOVE. NOMORE RECOMMENDS THAT ANYONE OWNING SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY (BUT NOT OF RECORD), SUCH AS A PERSON WHOSE OWNERSHIP OF SHARES IS THROUGH A BROKER, BANK OR OTHER FINANCIAL INSTITUTION, SHOULD CONTACT THAT BROKER, BANK OR FINANCIAL INSTITUTION WITH INSTRUCTIONS TO EXECUTE THE BLUE PROXY CARD ON HIS OR HER BEHALF OR TO HAVE THE BROKER, BANK OR FINANCIAL INSTITUTION'S NOMINEE EXECUTE THE BLUE PROXY CARD.

                            SOLICITATION OF PROXIES

     Proxies may be solicited by NoMore and by its members and agents by mail, telephone and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward proxy solicitation material to the beneficial owners of the Company's Common Stock that such institutions hold of record.

     The entire expense of preparing and mailing this Proxy Statement, and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by the members of NoMore, exclusive of Mr. Falcone.


     NoMore estimates that his total expenditures relating to this proxy solicitation will be approximately $50,000. Total expenditures to date relating to this proxy solicitation have been approximately $25,000.


     NoMore intends to seek reimbursement from the Company for its expenses in connection with this proxy solicitation. Unless the Company submits the question of such reimbursement to a vote of the stockholders at the Annual Meeting, such question will not be submitted to a vote of the Company's stockholders.

                             ADDITIONAL INFORMATION

     Stockholders are referred to the Company Proxy Statement with respect to the compensation and remuneration paid and payable and other information related to the Company's officers and directors, beneficial ownership of the Company's securities and the procedures for submitting proposals for consideration at the 2000 annual meeting of the stockholders of the Company.

     NoMore assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Company Proxy Statement.


November 15, 1999

                                   APPENDIX 1

               SECURITIES TRANSACTIONS WITHIN THE PAST TWO YEARS

     The following table sets forth information with respect to all purchases and sales of shares of the Company's Common Stock by members of NoMore and the NoMore Nominees during the past two years. Unless otherwise noted, the price per share excludes brokerage commissions and other charges.

                  NAME                    DATE OF TRANSACTION    NATURE OF TRANSACTION    NUMBER OF SHARES
                  ----                    -------------------    ---------------------    ----------------
Members of NoMore (other than Nominees):
Daniel Benasutti                                2/25/98                Purchase                30,000
                                                2/26/98                Purchase                60,000
                                                2/26/98                Purchase                 5,000
                                                2/26/98                Purchase                 5,000
                                                3/20/98                Purchase                15,000
                                                3/27/98                Purchase                68,000
                                                4/17/98                Purchase                13,400
                                                4/17/98                Purchase                 6,600
                                                4/21/98                Purchase                20,000
                                                4/24/98                Purchase                 5,000
                                                4/27/98                Purchase                13,000
                                                4/30/98                Purchase                12,000
                                                5/15/98                Purchase                15,000
                                                9/29/98                Purchase                35,000
                                               10/01/98                Purchase                65,000
                                               11/19/98                Purchase                10,000
                                               11/20/98                Purchase                12,000
                                               12/11/98                Purchase                20,000
                                               12/14/98                Purchase                60,000
                                                2/03/99                Purchase                22,000
                                                2/12/99                Purchase                10,000
                                                2/12/99                Purchase                 5,000
                                                2/26/99                Purchase                25,000
                                                4/28/99                Purchase                10,000
                                                4/29/99                Purchase                35,000
                                                5/04/99                Purchase                10,000
Ross Campbell                                  10/15/97                Purchase                10,000
                                               10/16/97                Purchase                40,000
                                               11/04/97                Purchase                15,000
                                               11/05/97                Purchase                30,000
                                               12/23/97                Purchase                46,000
                                                2/23/98                Purchase                20,000
                                                2/25/98                Purchase                13,260
                                                2/25/98                Purchase                10,000
                                                2/25/98                Purchase                 5,000
                                                2/25/98                Purchase                 5,000
                                                5/07/98                Purchase                76,000
                                                5/08/98                Purchase                24,000
                                                7/08/98                Purchase                15,000
                                                7/09/98                Purchase                15,000

                  NAME                    DATE OF TRANSACTION    NATURE OF TRANSACTION    NUMBER OF SHARES
                  ----                    -------------------    ---------------------    ----------------
                                                7/10/98                Purchase                14,000
                                                9/28/98                Purchase               110,000
                                               11/10/98                Purchase                15,000
                                               11/16/98                Purchase                30,000
                                               11/17/98                Purchase                25,000
                                               11/18/98                Purchase                25,000
                                               11/19/98                Purchase                55,000
                                               12/04/98                Purchase                 5,000
Joseph Falcone                                     None
Member of NoMore and Nominee:
Michael Feinstein                               2/23/98                Purchase               225,000
                                                2/23/98                Purchase                20,000
                                                2/25/98                Purchase               265,000
                                                2/25/98                Purchase                 8,000
                                                2/25/98                Purchase                 5,000
                                                3/11/98                Purchase                10,000
                                                3/12/98                Purchase                10,000
                                                3/19/98                Purchase                10,000
                                                3/20/98                Purchase                 5,000
                                                4/03/98                Purchase                10,000
                                                4/16/98                Purchase                10,000
                                                4/20/98                Purchase                 2,500
                                                4/21/98                Purchase                12,500
                                                4/30/98                Purchase                10,000
                                                6/04/98                Purchase                 7,000
                                                6/15/98                Purchase                 5,000
                                                6/16/98                Purchase                 5,000
                                                7/29/98                Purchase                10,000
                                                8/31/98                Purchase                20,000
                                                9/16/98                Purchase                15,000
                                                9/24/98                Purchase                10,000
                                                9/25/98                Purchase                 9,000
                                               10/09/98                Purchase                 7,500
                                               11/05/98                Purchase                11,000
                                               11/25/98                Purchase                20,000
                                               12/11/98                Purchase                15,000
                                               12/14/98                Purchase                10,000
                                                1/27/99                Purchase                10,000
                                                1/28/99                Purchase                10,000
                                                3/11/99                Purchase                 7,000
                                                3/23/99                Purchase                10,000
                                                4/07/99                Purchase                 5,000
                                                4/09/99                Purchase                 2,000
                                                4/16/99                Purchase                 7,500
                                                4/28/99                Purchase                15,000
                                                4/29/99                Purchase                10,000
                                                5/04/99                Purchase                 8,000
                                                5/04/99                Purchase                15,000

                  NAME                    DATE OF TRANSACTION    NATURE OF TRANSACTION    NUMBER OF SHARES
                  ----                    -------------------    ---------------------    ----------------
                                                5/05/99                Purchase                15,000
                                                5/07/99                Purchase                10,500
                                                5/10/99                Purchase                16,000
                                                5/10/99                Purchase                 3,000
                                                6/07/99                Purchase                 5,000
                                                6/18/99                Purchase                 3,000
                                                6/23/99                Purchase                25,000
                                                9/27/99                Purchase                20,000
                                               10/05/99                Purchase                12,500
                                               10/06/99                Purchase                14,000
                                               10/14/99                Purchase                 7,000
                                               10/14/99                Purchase                 7,000
Other Nominees of NoMore:
Richard Levitt                                  1/15/98                Purchase                15,000
                                               10/15/98                Purchase                20,000
                                               10/19/98                Purchase                15,000
                                               12/09/98                Purchase                10,000
Steven Pinsk                                       None
Joel Pinsky                                        None

                           NOCOPI TECHNOLOGIES, INC.

                      1999 ANNUAL MEETING OF STOCKHOLDERS

    THIS PROXY IS SOLICITED BY THE NOCOPI COMMITTEE TO MAXIMIZE OUR RETURN ON EQUITY ("NOMORE") IN OPPOSITION TO THE BOARD OF DIRECTORS PROPOSED BY THE MANAGEMENT OF THE COMPANY. The undersigned stockholder of NOCOPI TECHNOLOGIES,
INC. (the "Company") hereby appoints each of             and             as
lawful attorney and proxy, with several power of substitution, for and in the name of the undersigned to represent and vote, as designated below, all shares of the common stock, par value $.01 per share, of the Company which the undersigned is entitled to vote at the 1999 annual meeting of stockholders of
the Company, to be held on November 30, 1999 at             , commencing at
10:00 a.m., or at any adjournment, postponement or rescheduling thereof (collectively, the 'Annual Meeting'). The undersigned hereby revokes any and all previously granted proxies with respect to the matters covered by this proxy and the voting of such shares at the Annual Meeting.


1. ELECTION OF DIRECTORS: Michael Feinstein; Richard Levitt; Waldemar Maya, Jr.; Steven Pinsk; and Joel Pinsky


              [ ] FOR all nominees except as marked   [ ]WITHHOLD
                                                         AUTHORITY
                                                         for all
                                                         nominees

(To withhold authority to vote for one or more of the nominees, mark "FOR" above and strike the name of the nominee(s) with respect to whom you wish to withhold authority.)


2. Shareholder proposal that would require shareholder        FOR  AGAINST  ABSTAIN
   approval of any proposal which changes the conversion      [ ]    [ ]      [ ]
   rights of shareholders of Euro-Nocopi, S.A. or changes
   any rights of the Company with respect to such
   conversion.
3. Shareholder proposal to amend the Company's Articles of    FOR  AGAINST  ABSTAIN
   Incorporation with respect to transactions between the     [ ]    [ ]      [ ]
   Company and its officers, directors, affiliates and
   principal shareholders.



                          (continued on reverse side)

4. Ratification of the appointment of BDO Seidman, LLP to     FOR  AGAINST  ABSTAIN
   serve as the auditors for the Company for the fiscal year  [ ]    [ ]      [ ]
   ending December 31, 1999.



5. DISCRETIONARY AUTHORITY: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment thereof.


    This Proxy Card, when properly executed, will be voted as directed herein. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE NOMINEES LISTED ABOVE AND IN THE DISCRETION OF THE PROXIES AS TO ALL OTHER MATTERS.

    PLEASE DATE AND SIGN THIS PROXY EXACTLY AS YOUR NAME APPEARS HEREON.

                                                                          Dated:

                                             ----------------------------------,
                                                                            1999

                                                                      Signature:
                                              ----------------------------------

                                                                          Title:
                                              ----------------------------------

                                              If stock is jointly held, each
                                              joint owner should sign. When
                                              signing as attorney in fact,
                                              executor, administrator, trustee,
                                              guardian, corporate officer or
                                              partner, please give full title.

  PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED
                             POSTAGE-PAID ENVELOPE.